Silgan Holdings Inc.
4 Landmark Square
Suite 400
Stamford, CT  06901

             January 7, 2013

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Silgan Holdings Inc.
Definitive Proxy Statement
Filed April 20, 2012
File No. 000-22117

Dear Mr. O’Brien:

We refer to your letter, dated December 12, 2012, to Anthony J. Allott, President and Chief Executive Officer of Silgan Holdings Inc. (the “Company” or “we”), regarding the Company’s Definitive Proxy Statement on Schedule 14A filed on April 20, 2012 (the “Proxy Statement”) and to your discussion with our counsel, Robert Rawn of Winston & Strawn LLP, on December 27, 2012, in which you agreed to extend the time for the Company to respond to your letter to today’s date.  Set forth below are our responses to your letter.  For ease of reference, we have repeated the comments contained in your letter in bold italicized text preceding our responses.

Definitive Proxy Statement

Compensation of Directors, page 8

1.
We note that each of your non-executive directors received a $50,000 award of restricted stock units. In future filings, please disclose the vesting terms of the restricted stock units awarded to your directors.

Response:

In future Proxy Statement filings, the Company will disclose the vesting terms of the restricted stock units awarded to our directors.

Mr. Terence O’Brien,
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 7, 2013

Executive Compensation, page 18

Annual Cash Bonuses under Incentive Program, page 19

2.
We note disclosure that the annual cash bonus for participants in your business operations are viewed on a team basis. In future filings, for Mr. Snyder, please clearly disclose the formula used to determine his annual cash bonus targets and actual payout including the weighting of financial and non-financial goals. Consider the extent to which an illustrative example would assist readers in understanding how an actual payout resulted from the achievement of the goals and how the weighting and calculation of each of the components resulted in the final payout.

Response:

In future Proxy Statement filings, the Company will disclose the formula used to determine actual annual cash bonus payouts, including the weighting of financial and non-financial goals, based on the disclosed annual cash bonus targets for any managers of the Company’s business operations that are identified as Named Executive Officers of the Company in such Proxy Statement.

As requested, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the items addressed in this letter, please feel free to contact me at (203) 975-7110.

Very truly yours,

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel and
Secretary